

July 26, 2013

Mr. George J. Zornada, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111-2950

> RE: Grosvenor Registered Multi-Strategy Fund (W), LLC
> 333-189634; 811-22857
> Grosvenor Registered Multi-Strategy Fund (TI 1), LLC
> 333-189635; 811-22352
> Grosvenor Registered Multi-Strategy Fund (TI 2), LLC
> 333-189636; 811-22353

Dear Mr. Zornada:

We have reviewed the registration statements on Form N-2 for the Grosvenor Registered Multi-Strategy Fund (W), the Grosvenor Registered Multi-Strategy Fund (TI 1), and the Grosvenor Registered Multi-Strategy Fund (TI 2), filed with the Securities and Exchange Commission on June 27, 2013, and the pre-effective amendment filed on July 9, 2013, for the Grosvenor Registered Multi-Strategy Fund (TI 2). We have the following comments. Please note that each comment pertains to each registration statement unless specified.

Prospectus

Pricing Table

1. Pursuant to Instruction 6 of Item 1 of Form N-2, please set forth in a note to the proceeds column the total of other expenses of issuance and distribution called for by Item 27.

To All Investors

2. Under this heading, please make prominent the following statements: "Shares have only limited liquidity and are subject to substantial restrictions on transferability and resale. They may not be transferred or resold except as permitted under the limited liability company agreement of the Fund, the 1933 Act and applicable state securities laws, pursuant to registration or exemption there from. Investors may be required to bear the financial risks of this investment indefinitely."

Summary of Terms

3. Under the heading, The Fund, please make prominent the statement, "the Shares will be sold only to qualified investors, and are subject to substantial restrictions on transfer."

4. Under the heading, Investment Program, the disclosure states, "It is expected that the Investment Funds in which the Master Fund Invests will not be registered under the 1940 Act." Please briefly disclose the types of protections afforded by the 1940 Act. In addition, please inform the staff whether the Master Fund intends to invest in Investment Funds created for the Master Fund, and which the Master Fund will be the sole investor. If so, please disclose that the Master Fund will treat all assets of an Investment Fund that is created for the Master Fund, and which the Master Fund will be the sole investor, as if the Master Fund directly owned them for purposes of complying with the 1940 Act.

5. Under the heading, Investment Manager Selection Process, the disclosure states, "The Master Fund limits its investment position in any one Investment Fund to less than 5% of the Investments Fund's outstanding voting securities, absent an order of the Securities and Exchange Commission (the "SEC") (or assurances from the SEC staff) under which the Master Fund's contribution and withdrawal of capital from an Investment Fund in which it holds 5% or more of the outstanding voting securities will not be subject to various 1940 Act prohibitions on affiliated transactions. The Master Fund also is not required to adhere to this 5% investment limitation to the extent that it relies on certain SEC rules that provide exemptions from 1940 Act prohibitions on affiliated transactions."

    a. Please explain whether the Fund has applied for an order or requested assurances from the staff so that the above mentioned transactions would not be subject to the 1940 Act prohibitions on affiliated transactions.
    b. Please disclose which SEC rules the Fund is relying on that provide exemptions from the 1940 Act prohibitions on affiliated transactions.

6. Under the heading, Risk Factors, please make prominent the bullet point, "Shares are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer….Liquidity will be provided to Members only through repurchase offers made from time to time by the Fund. There is no assurance that a Member tendering Shares for repurchase in connection with a repurchase offer made by the fund will have those Shares repurchased in that repurchase offer."

7. Under the heading, Risk Factors, the disclosure states, "Delays in Investment Manager reporting may delay reports to Members." If it is likely that this delay will cause Members to file a tax extension, please clearly and prominently disclose that information.

8. Under the heading, The Adviser, the disclosure states, "Under the Management Agreement, the Adviser also is responsible for the investment of the cash reserves of the Fund. In consideration for these services provided under the Management Agreement, the Fund pays the Adviser a fee, which is calculated and paid monthly at the annual rate

of ---% of the net assets of the Fund…." Investors may be under the impression that the fee is based on the cash reserves portion of the Fund. Please explain why the fee is based on the net assets of the Fund.

9. Under the heading, Fees and Expenses, the disclosure states, "The Expense Limitation Agreement will remain in effect until March 31, 2014 and will terminate unless renewed by the Adviser." In order to include the expense limit in the fee table, the agreement must be effective for at least one year from the effective date of the registration statement.

10. Under the heading, Purchasing Shares, please state that shares may be purchased at the Fund's net asset value plus the sales load, if any.

11. Under the heading, Redemptions and Repurchases of Shares by the Fund, please state that the Fund will repurchase shares at net asset value and disclose when the Fund will calculate the net asset value in relation to the repurchase date.

12. Under the heading, Redemptions and Repurchases of Shares by the Fund, the disclosure states, "The Adviser expects that generally it will recommend to the Board of Directors that the Fund offer to repurchase Shares from Members four times each year, effective as of the last day of each calendar quarter." Will there be a limit in the amount to be repurchased each quarter? If so, please disclose.

13. Under the heading, Redemptions and Repurchases of Shares by the Fund, the disclosure states, "The Fund maintains the right to reduce the number of Shares to be repurchased from a Member so that the required investment balance is maintained." Will all Members who seek to redeem all of their shares be subject to this provision?

Summary of Fund Expenses

14. For the Grosvenor Registered Multi-Strategy (W) Fund, please include shareholder transactions expenses.

15. Please confirm to the staff that neither the Fund nor the Master Fund intends to borrow for the 12-month period after the effective date of the registration statement or include a line item in the fee table for "Interest payments on borrowed funds."

16. For the Grosvenor Registered Multi-Strategy TI 1 and TI 2 Funds, it appears from each Fund's annual report for the year ended March 31, 2013, that the Adviser is recapturing fees previously waived. Please include, as a separate line item in the fee table, the amount the Adviser is estimated to recapture in the coming year.

Investment Program

17. Under the heading, Investment Objective, the disclosure states, "The Master Fund seeks diversification by investing in Investment Funds…" Please state that these "Investment Funds" are commonly known as hedge funds.

18. Under the heading, Investment Strategy, the disclosure states, "The Investment Managers may use leverage, which also entails risk." Please disclose whether the Investor Funds are subject to any maximum amounts of leverage that can be employed. If there is no maximum, so state.

19. Please inform the staff what steps the Board and the Adviser will take to ensure that none of the Investments Funds is an affiliate of the Fund, the Master Fund, the Adviser, the Distributor or their affiliates for the purpose of avoiding the limitations of Section 17(a), (d), and (e) of the 1940 Act.

20. In the section, Identifying, Evaluating and Approving Investment Managers, and Particular Investment Funds Managed by Them, please discuss whether or not, when deciding to invest in a particular Investment Fund, the Due Diligence Team considers any of the following:

    a. The amount of leverage used by the Investment Fund
    b. The purchase fees or sales charges imposed by the Investment Fund
    c. The amount of advisory fees and incentive fees charged by the Investment Fund
    d. The Investment Fund's liquidity.

21. Under the heading, Long/Short Credit, the disclosure states, "An Investment Manager also may buy and sell volatility across various asset classes." Please explain in plain English how an Investment Manager may buy and sell volatility. What are the types of securities that the Investment Manager may buy and sell that represent volatility?

22. Under the heading, Long-Biased Credit, the disclosure includes a discussion of investing in high-yield credit. Please state that these securities are also known as junk bonds.

23. Under the heading, Structured Credit, the disclosure states, "Trade selection is based on fundamental analysis of the underlying assets as well as structural analysis of the structured credit vehicle, including such vehicle's cash flow "waterfall."" Please restate and explain this in plain English. Specifically, please explain the meaning of cash flow "waterfall."

24. Under the heading, Option Volatility Arbitrage, please restate and explain this strategy in plain English.

25. Under the heading, Equity Strategies, please provide examples of equity-linked instruments.

4

Types of Investments and Related Risk Factors

26. If investing in emerging markets is a principal investment strategy of the Master Fund or the Investment Funds, please include separate risk disclosure for emerging markets.

27. Under the heading, Special Investment Instruments and Techniques, please include a discussion of an Investment Fund's use of credit default swaps, if applicable.

28. Under the heading, Use of Proceeds; Cash Equivalents, please state the amount of time it is expected that the Master Fund will invest the proceeds from an offering in accordance with its investment policies. It is the view of the Division that a fund generally, in order to operate in accordance with its investment objective and policies as disclosed in its registration statement, must not take in excess of six months to invest net proceeds. It is also the view of the Division that under Sections 8(b)(1) and 13(a) of the 1940 Act, a fund cannot reserve freedom of action to take in excess of six months. Consequently, a registrant would be required to seek its shareholders' consent to a change of investment objectives if after six months it had not invested net proceeds in accordance with its investment objectives. The Division does not consider assets invested in money market instruments or cash equivalents to be invested in accordance with a registrant's stated investment objectives and policies, unless they are invested in accordance with a temporary defensive policy or the registrant's investment policy requires such investments.

Additional Risk Factors

29. Under the heading, Investment Manager Incentive Compensation, the disclosure states that the performance-based compensation for each Investment Manager is expected to range from 15% to 25%. Elsewhere in the registration statement it states that this compensation is expected to range from 15% to 20%. Please ensure that disclosure is consistent throughout the registration statement.

Portfolio Managers

30. Under this heading, the disclosure states, "For purposes of this breakdown, leverage and investments in Grosvenor sub-funds are not included." Please explain why these are excluded from the table. In addition, pursuant to Item 21(d) of Form N-2, please include the portfolio managers' conflicts of interest.

Administrator

31. Under this heading, the disclosure states that the Master Fund pays the Administrator an asset based fee. Pursuant to Item 9(d) of Form N-2, please disclose the compensation to be paid to the Administrator (i.e., the terms of the asset based fee).

Net Asset Valuation

32. Under this heading, the disclosure states, "The net asset value of the Fund will be determined by or at the direction of the Adviser as of the close of business at the end of each fiscal period…." Please explain how this complies with Section 23 of the 1940 Act, given that the Fund may sell its shares monthly on the first day of each month, and it may repurchase shares quarterly. In addition, the advisory fee charged to the Master Fund and the management fee charged to the Fund are calculated and paid each month and are based on the Master Fund's and the Fund's average net assets, respectively. How can these fee calculations be made if the net asset value is calculated less often than monthly?

Wholly Owned Subsidiary

33. It is disclosed in the annual report to shareholders for the Grosvenor Registered Multi-Strategy Fund TI 1 and TI 2 that "On January 1, 2013, the Master Fund transferred certain investments in exchange for membership interests in the GRF Domestic Sub-Fund, LLC (the "Sub-Fund"), a Delaware limited liability company, with the same investment adviser as the Master Fund….The Sub-Fund then became a wholly owned subsidiary of the Master Fund." The registration statement does not mention the Master Fund's investment in a wholly owned subsidiary. Please explain to the staff the reasons for investing in a wholly owned subsidiary. In addition, please respond to the following concerning the wholly owned subsidiary:
    a. Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.
    b. Disclose that each investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.
    c. Disclose that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary.
    d. Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the subsidiary is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.
    e. Disclose, as appropriate, whether any of the subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.
    f. Confirm that the financial statements of the subsidiary will be consolidated with those of the Fund.

g. Confirm in correspondence that: (1) the subsidiary's expenses will be included in the Fund's prospectus fee table; (2) the subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection of the subsidiary's books and records by the staff; and (4) the subsidiary's board of directors will sign the fund's registration statement.

Item 34

34. Please explain why Item 34.1. is "Not applicable."

General

35. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

36. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

37. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

38. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

/s/ *Laura E. Hatch*

Laura E. Hatch
Staff Accountant